TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Reports Record Quarterly and Annual Gold Production:
Produced 213,960 Ounces of Gold in Q4 2024 and 621,870 Ounces of Gold for Full-Year 2024

All dollar figures are in US dollars, unless otherwise indicated.

January 8, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report that the Company recorded its strongest quarterly and annual gold production in the Company's history, producing 213,960 ounces of gold in Q4 2024 and 621,870 ounces of gold for full-year 2024.

Greg Smith, President & CEO of Equinox Gold commented: "2024 was a pivotal year for Equinox Gold, defined by our success at Greenstone. We consolidated 100% ownership of the mine, achieved commercial production, and produced more than 111,700 ounces of gold in the first, partial year of operations at Greenstone. Several of our mines delivered their strongest fourth quarter in the Company's history, contributing to consolidated 2024 production of approximately 621,870 ounces of gold, the highest annual production since Equinox Gold's founding. As Greenstone ramps up to full capacity, we look forward to continued growth in 2025."

Equinox Gold ended the year with approximately $240 million in cash and equivalents and $105 million available to draw on its revolving credit facility, plus another $100 million undrawn accordion feature. During the fourth quarter the Company reduced its debt by $180 million with the payment of the final $40 million due to Orion Mine Finance for the purchase of its 40% interest in Greenstone and with the conversion to equity by the holders of $140 million in convertible notes.

2024 Production Summary

	2024 Results (oz of gold)	2024 Guidance[3] (oz of gold)
Greenstone	111,710	110,000 - 130,000
Mesquite	71,980	55,000 - 65,000
Castle Mountain[1]	20,510	15,000
Los Filos	170,370	155,000 - 175,000
Aurizona	71,620	70,000 - 80,000
Fazenda	62,380	65,000 - 70,000
Santa Luz	56,900	70,000 - 80,000
RDM	56,400	50,000 - 60,000
Total [2]	621,870	590,000 - 675,000
1. Castle Mountain Phase 1 mining ceased at the end of August 2024; residual leaching and gold production will continue into 2025. 2. Totals may not sum due to rounding. 3. 2024 guidance was revised to reflect the consolidation of ownership and ramp-up progress at Greenstone, the suspension of mining at Castle Mountain Phase 1 until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite, and a production interruption in Q2 due to a geotechnical event at Aurizona.

The 2024 production and cash balance information is preliminary and subject to change. The Company expects to release its audited Q4 2024 and annual 2024 financial and operating results, along with its 2025 production and cost guidance, in late February.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas. The Company has seven operating gold mines in Canada, the USA, Mexico and Brazil and has a path to achieve more than one million ounces of annual gold production by advancing a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, the Company's ability to successfully ramp-up production at Greenstone to design capacity; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the timing for release of the Company's audited 2024 financial and operating results; and the timing for release of the Company's production and cost guidance for 2025. Forward-looking Information is generally identified using words like "will", "forward", "achieve", "strategy", "improve", "grow", "expect", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; availability of funds for the Company's projects and future cash requirements; ramp-up at Greenstone being completed and performed in accordance with current expectations; the expansion projects at Aurizona, Castle Mountain and Los Filos being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that Forward-looking Information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires, and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the potential effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 21, 2024 for the year-ended December 31, 2023, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form, which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.